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SECURITIES A 04004847 ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8

PROCESSING SECTION FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boston Cabot, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 South LaSalle Street - Suite 2048
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul R.T. Johnson, Jr. (312) 782-6030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PS 3/18

AFFIRMATION

I, Paul R.T. Johnson, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Boston Cabot, LLC as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Paul R.T. Johnson, Jr.
Member

Notary Public

Official Seal
Maribeth Chambers
Notary Public State of Illinois
My Commission Expires 09/21/05

BOSTON CABOT, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2003

BOSTON CABOT, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Member
BOSTON CABOT, LLC

We have audited the accompanying statement of financial condition of BOSTON CABOT, LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSTON CABOT, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 25, 2004

EXHIBIT A

BOSTON CABOT, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	31,108
Amounts receivable from broker-dealers		
Property and equipment net of accumulated		534,913
depreciation of $34,410		19,929
Total Assets	$	585,950

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Amounts payable to broker-dealers	$	28,748
Accounts payable and accrued liabilities		13,000
Total Liabilities	$	41,748
Commitments and contingent liabilities (Note 4)		
Members' equity		544,202
Total Liabilities and Members' Equity	$	585,950

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

BOSTON CABOT, LLC

Statement of Income
for the Year ended December 31, 2003

Revenues				
Trading income			$	36,920
Interest income				4,375
Other income				107,217
Total Revenues			$	148,512
Expenses				
Administrative expenses	$	62,970		
Exchange fees and clearing charges		4,490		
Communications expense		91,674		
Depreciation and amortization		13,285		
Occupancy expense		56,457		
Other operating expenses		154,343		
Total Expenses			$	383,219
Net Income			$	(234,707)

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

BOSTON CABOT, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2003

Members' equity, beginning of year	$	618,909
Member contributions		160,000
Net loss for the year ended December 31, 2003		(234,707)
Members' equity, end of year	$	544,202

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

BOSTON CABOT, LLC

Statement of Cash Flows
for the Year ended December 31, 2003

Cash provided by (applied to) operating activities		
Net loss	$	(234,707)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13,285
Changes in operating assets and liabilities		
Amounts receivable from broker-dealers		60,229
Other assets		13,981
Payable to banks		(1,175)
Payable to brokers and dealers		28,748
Accounts payable and accrued expenses		(9,253)
Net cash provided by operating activities	$	(128,892)
Cash provided by (applied to) financing activities		
Contributions by members		160,000
Net cash applied to financing activities	$	160,000
Net increase in cash	$	31,108
Cash and cash equivalents at January 1, 2003		0
Cash and cash equivalents at December 31, 2003	$	31,108
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

BOSTON CABOT, LLC

Notes to the Financial Statements
December 31, 2003

NOTE 1 - ORGANIZATION

The Company was organized August 6, 2001. The Company is a broker-dealer and a member of the National Association of Securities Dealers. The Company trades in equity securities and futures contracts. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities and futures transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities and futures are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an agreement expiring in 2005. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

2004	$ 27,720
2005	29,040
Total	$ 56,760

Office rental expense was $56,457 for 2003.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The Company's exposure to risk associated with counterparty nonperformance on the existing financial instruments is limited to the amounts reflected in the statement of financial condition.

Upon occasion the Company may enter into short sale transactions. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for short sales may exceed the amount recognized in the statement of financial condition.

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Commodity Futures Trading Commission. Company net capital was determined to be $524,274 under these rules; this amount exceeded the minimum requirement by $494,274 at December 31, 2003.

BOSTON CABOT, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Boston Cabot, LLC as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 544,202	3480
2. Deduct: Ownership equity not allowable for net capital				3490
3. Total ownership equity qualified for net capital			544,202	3500
4. Add				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 544,202	3530
6. Deductions and/or charges				
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)		$ 19,929 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver		[3570]		
1. Number of Items	[3450]			
C. Aged short security differences - less reserve of	[3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			19,929	3620
7. Other additions and/or allowable credits (list)				3630
8. Net capital before haircuts on securities positions			524,273	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		[3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (list)		[3736]		3740
10. Net Capital			524,273	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Boston Cabot, LLC as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 2,783	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital *requirement of subsidiaries computed in accordance with Note (A)*			$ 30,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 30,000	3760
14. Excess net capital (line 10 less 13)			$ 494,273	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			520,099	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			41,747	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			41,747	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			4%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			4%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers *and consolidated subsidiaries debits*		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. *Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)*		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) *The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement* of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material *non-allowable assets*

BOSTON CABOT, LLC

Reconciliation of Computation of Net Capital
December 31, 2003

There were no material differences between the audited and unaudited computation of net capital under Rule 15C3-1.

BOSTON CABOT, LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2003

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Boston Cabot, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Boston Cabot, LLC (the"Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclott & Associates, LLC

Chicago, Illinois
February 25, 2004